

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

January 5, 2010

By U.S. Mail and Facsimile to: (702) 262-5039

Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120

   **Re: Global Cash Access Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 001-32622**

Dear Mr. Betts:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kathryn McHale
        Staff Attorney